===============================================================================
                                              -------------------------------
                                              /        OMB APPROVAL         /
                                              -------------------------------
                                              / OMB Number:       3235-0145 /
                                              / Expires:   October 31, 2002 /
                                              / Estimated average burden    /
                                              / hours per response....14.90 /
                                              -------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                      Public Service Enterprise Group Inc
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   744573106
                        ------------------------------
                                 (CUSIP Number)

                               December 31, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages

                                  SCHEDULE 13G
===============================================================================
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Barrow, Hanley, Mewhinney & Strauss, Inc.
              752403190
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
        A Nevada corporation
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF              45,400
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY               10,888,300
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING               10,933,700
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                            ---
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
        10,933,700
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
        5.26%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
        IA
------------------------------------------------------------------------------

SCHEDULE 13G
===============================================================================
Item 1
     (a) Name of Issuer:
             Public Service Enterprise Group Inc

     (b) Address of Issuer's Principal Executive Offices:
             80 Park Plaza
             P.O. Box 1171
             Newark, N.J. 07101-1171
Item 2
     (a) Name of Person Filing:
             Barrow, Hanley, Mewhinney & Strauss, Inc.

     (b) Address of Principal Business Office or, if none, Residence:
             One McKinney Plaza
             3232 McKinney Avenue, 15th Floor
             Dallas, TX 75204-2429

     (c) Citizenship:
             A Nevada corporation

     (d) Title of Class of Securities:
             Common Stock

     (e) CUSIP Number:
             744573106

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):
             The reporting person is an Investment Adviser registered under
             Section 203 of the Investment Advisers Act of 1940.

Item 4. Ownership:

     (a)  Amount beneficially owned:
             10,933,700

     (b)  Percent of Class:
             5.26%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote:
                   45,400





                               Page 3 of 4 Pages

                                  SCHEDULE 13G
===============================================================================


          (ii)  Shared power to vote or to direct the vote:
                   10,888,300

          (iii) Sole power to dispose or to direct the disposition of:
                   10,933,700

          (iv)  Shared power to dispose or to direct the disposition of:
                   --

Item 5.  Ownership of Five Percent or Less of a Class:
            Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
            The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock is held by certain clients of the reporting person, none of which has such right or power with respect to five percent or more of the common stock.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
            Not Applicable.

Item 8.  Identification and Classification of Members of the Group:
            Not Applicable.

Item 9.  Notice of Dissolution of a Group:
            Not Applicable.

Item 10. Certification:

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                        BARROW, HANLEY, MEWHINNEY &
                                        STRAUSS, INC.


                                        By:  /s/ James P. Barrow
                                            --------------------------------
                                            Name:  James P. Barrow
                                            Title: President


February 8, 2002

                               Page 4 of 4 Pages